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                                  EXHIBIT 4.3

                                AMENDMENT NO. 2
                         TO THE 1991 STOCK OPTION PLAN
                          OF GREINER ENGINEERING, INC.


Paragraph 4. Stock Reserved for the 1991 Plan is hereby amended to read as follows:

                 4. Stock Reserved for the 1991 Plan. Subject to the adjustments provided for in Paragraph 9 hereof, a total of 650,000 shares of Common Stock ("Stock") of the Company shall be subject to the 1991 Plan. The shares subject to the 1991 Plan shall consist of unissued shares or previously issued shares reaquired and held by the Company, and such amount of shares shall be and is hereby reserved for sale for such purpose. Any of such shares which may remain unsold and which are not subject to outstanding Options at the termination of the 1991 Plan shall cease to be reserved for the purpose of the 1991 Plan, but until termination of the 1991 Plan the Company shall at all times reserve a sufficient number of shares to meet the requirements of the 1991 Plan. Should any Option expire or be cancelled prior to its exercise in full, the shares theretofore subject to such Option may again be subject to an Option under the 1991 Plan. Should any shares previously acquired pursuant to an Option be paid to the Company for the purchase price of shares upon exercise of an Option (as contemplated in Paragraph 7(c) below), the number of shares so paid to the Company may again be subject to an Option under the 1991 Plan.

All other provisions of the Plan remain the same.